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Exhibit 99.2

SUPPORT AGREEMENT

        THIS AGREEMENT dated as of March 8, 2005

BETWEEN:

      NORANDA INC., a corporation incorporated under the laws of Ontario
      (the "      Purchaser")

      — and —

      FALCONBRIDGE LIMITED, a corporation amalgamated under the laws of Ontario
      (the "      Company")

        WHEREAS the board of directors of the Purchaser has approved this Agreement and the transactions contemplated hereby;

        AND WHEREAS the Board of Directors of the Company (the "Board") has approved this Agreement and the transactions contemplated hereby;

        AND WHEREAS certain capitalized terms in this Agreement have the meanings ascribed thereto in Schedule A hereto;

        NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser, and the Company hereby agree as follows:

ARTICLE 1

THE OFFER

1.1   Covenants of the Purchaser

        (1)    Timing — The Purchaser agrees to make an offer (the "Offer") on the terms set forth in Schedule B forming part of this Agreement to all holders in Canada and such other jurisdictions as the Purchaser may determine, for 100% of the Company's issued and outstanding Common Shares not owned by the Purchaser or any of its affiliates including any Common Shares that may become outstanding pursuant to the exercise of currently outstanding stock options to acquire Common Shares of the Company (collectively, the "Shares") on the basis of 1.77 Noranda Common Shares for each Share, the Offer to be made as soon as reasonably practical, and in any event, not later than 11:59 p.m. (Toronto Time) on March 31, 2005 (the "Offer Deadline"); provided however, that if the mailing of the Offer is delayed by reason of an injunction or order made by a court or regulatory authority of competent jurisdiction, then, provided that such injunction or order is being contested or appealed, then the Offer Deadline shall be extended to the earlier of 11:59 p.m. (Toronto time) on April 22, 2005 and 11:59 p.m. (Toronto time) on the fifth business day following the date on which such injunction or order ceases to be in effect. The Purchaser shall publicly announce the Offer in accordance with the agreement of the parties following the execution of this Agreement by the Company prior to 9:30 a.m. (Toronto time) on March 9, 2005, the text of such announcement to be approved by the Company in advance.

        (2)    The Purchaser agrees that concurrent with the announcement of the Offer, the Purchaser will announce its intention to proceed with the Issuer Bid. The Purchaser shall coordinate the timing of the expiry date of the Offer and the take up of Shares under the Issuer Bid such that, provided the Issuer Bid proceeds, the Purchaser will take up the Shares under the Issuer Bid at least 5 days prior to the expiry date of the Offer, provided however that if for any reason (i) all of the Noranda Common Shares held by Brascan and its affiliates at the time Shares are taken up under the Issuer Bid have not been tendered to the Issuer Bid (or have been tendered but subsequently withdrawn) or the number of such Shares tendered and not withdrawn is less than 63,377,140 at the time Shares are taken up under the Issuer Bid, and if in such event the Purchaser intends to proceed to take up shares under the Issuer Bid, or (ii) the Issuer Bid is not completed for any reason and if in such event the Purchaser is still considering proceeding with the Offer, then, in either case, the Offer shall be extended such that the expiry date of the Offer will occur at least 30 days following the completion or termination of the Issuer Bid.

        (3)    Offer Documents — The Purchaser shall prepare the Offer, the take-over bid circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (collectively, the "Offer Documents") with respect to the Offer in both English and French in compliance with the OSA and all other applicable provincial securities laws, rules and regulations and published policies thereunder (collectively, the "Securities Laws"). The Company and its counsel shall be given an opportunity to review the Offer Documents, and comment thereon, prior to their being mailed to holders of record of Shares (the "Shareholders") and filed with the applicable securities regulatory authorities. The Purchaser shall provide the Company with a final copy of the Offer Documents to be mailed to all Shareholders prior to the mailing to Shareholders. The Purchaser shall file the Offer Documents on a timely basis with the appropriate securities commissions and other regulatory authorities in Canada (the "Securities Authorities"). The Purchaser shall deliver to the Company, Attention: Chairman of the Board of Directors, 50 copies of the Offer Documents and of any other document sent to the holders of Shares in connection with the Offer. The terms of the Offer shall comply with the terms of this Agreement. In making the Offer, the Purchaser shall comply in all material respects with all of its obligations under applicable Canadian law, including the Securities Laws and including with respect to the preparation of a formal valuation of the consideration payable under the Offer.

        (4)    Dealer Manager — The Purchaser may, in its sole discretion, appoint a dealer manager in connection with the Offer and to solicit acceptance of the Offer. The dealer manager may form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada and their affiliates to solicit acceptance of the Offer in Canada.

        (5)    Adjustments — The number of Noranda Common Shares issuable for each Share under the Offer shall be adjusted as necessary to account for any stock splits, stock consolidations, recapitalizations and similar transactions, but excluding the Issuer Bid, affecting either the Noranda Common Shares or the Shares prior to the Effective Time (as defined below).

1.2   Approval of the Company

        (1)    The Company hereby confirms that its Board, after consultation with its advisers and upon the recommendation of the special committee of the Board, by resolution of such Board passed unanimously by those directors entitled to vote thereon, has: (i) determined that the Offer is fair to the holders of the Shares from a financial point of view and that this Agreement and the transactions contemplated hereby are in the best interests of the Company; (ii) approved this Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the Shareholders accept the Offer and tender their Shares to the Purchaser.

        (2)    Subject always to the compliance by the Company's Board with its fiduciary obligations, the Company covenants to cooperate with the Purchaser and to take all reasonable action to support the Offer and shall make available to the Purchaser, for mailing by the Purchaser concurrently with the Offer Documents, a Directors' Circular (together with all amendments, supplements and exhibits thereto, the "Directors' Circular") in English and in French, which shall reflect the determinations and recommendation referred to in Section 1.2(1) together with a fairness opinion of TD Securities Inc. The Company shall comply in all material respects with all of its obligations pursuant to the Securities Laws in respect of the Offer including with respect to the preparation of a formal valuation of the consideration payable under the Offer. The Purchaser and its counsel shall be provided with a copy of the Directors' Circular and a reasonable opportunity to review and provide comments thereon prior to it being mailed to Shareholders and filed with the applicable securities regulatory authorities.

        (3)    For greater certainly, nothing in this Agreement shall prohibit the Board from taking any action consistent with the Board's fiduciary duties, including withdrawing or changing the recommendation described in Section 1.2(1).

1.3   Comments of Securities Authorities

        Each of the Purchaser and the Company agrees to provide the other and their respective counsel in writing with any written comments, notice or communications either of them or their respective counsel may receive from the Securities Authorities or any other relevant governmental authority with respect to the Offer, the Offer Documents and the Directors' Circular promptly after the receipt of such comments.

1.4   Shareholder Lists

        The Company shall provide the Purchaser, as soon as possible and in any event within three business days of the execution and delivery of this Agreement, with a list of the registered holders of the Shares and a list of participants in book-based nominee registrants such as CDS & Co. and CEDE & Co. who hold the Shares, together with their addresses and respective holdings of the Shares. The Company shall concurrently provide the Purchaser with the names, addresses and holdings of all persons having rights to acquire Common Shares and the details of such rights. The Company shall from time to time furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, mailing labels and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other persons as are entitled to receive the Offer under applicable laws.

1.5   Listing

        The Purchaser covenants to use its best efforts to obtain a listing on the TSX and NYSE for the Noranda Common Shares to be issued pursuant to the Offer.

1.6   Minimum Tender Condition

        The Purchaser agrees that it will not waive the Minimum Tender Condition without the written consent of the Company.

1.7   Subsequent Acquisition Transaction

        If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares not already owned by the Purchaser, the Purchaser shall use its reasonable best efforts, to the extent permitted by applicable law, to acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 188 of the OBCA. If that statutory right of acquisition is not available, the Purchaser may pursue other means of acquiring the remaining Common Shares not tendered to the Offer. In the event the Minimum Tender Condition has been met, the Company agrees to cooperate with the Purchaser and to use its reasonable best efforts to enable the Purchaser to acquire the remaining Common Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving the Company and the Purchaser or an Affiliate (as defined in the OSA) of the Purchaser (a "Subsequent Acquisition Transaction"), provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equal in value to and is in the same form as the consideration offered under the Offer.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

        The Purchaser hereby represents and warrants to the Company that:

2.1   Corporate Organization

        It is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority, capacity and right to enter into this Agreement and complete the transactions contemplated by this Agreement.

2.2   Capitalization

        The authorized capital of the Purchaser consists of an unlimited number of Noranda Common Shares and an unlimited number of preferred shares. As of the date hereof, there are 297,094,967 Noranda Common Shares, 3,246,000 preferred shares, Series F, 8,754,000 preferred shares, Series G and 6,000,000 preferred shares, Series H issued and outstanding. The Purchaser has authorized the issuance of that number of Noranda Common Shares required to be issued in exchange for the Shares assuming all Shares are deposited under the Offer. As at the date hereof, up to a maximum of 7,415,969 Noranda Common Shares may be issued pursuant to outstanding stock option entitlements. Except as described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Purchaser or any of its subsidiaries to issue or sell any shares of any capital stock of the Purchaser or any of its subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of the Purchaser, any of its subsidiaries or any other person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Purchaser.

2.3   Enforceability of Agreement

        The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legally valid and binding agreement enforceable by the Company against the Purchaser in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

2.4   Public Disclosure

        (1)    The Purchaser has complied in all material respects with its obligations to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities (collectively, the "Purchaser Reports"), each of which Purchaser Report complied in all material respects with the applicable requirements of the Securities Laws, as in effect on the date so filed. None of such Purchaser Reports (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) or any other document when filed pursuant to the Securities Laws contained any material misrepresentation (as defined in the OSA).

        (2)    The audited consolidated financial statements of the Purchaser (including any related notes thereto) for the fiscal years ended December 31, 2004 and December 31, 2003 which have previously been furnished to the Company, have been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Purchaser and its subsidiaries at the dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

        (3)    Except as and to the extent set forth on or contemplated by the consolidated balance sheet of the Purchaser and its subsidiaries at December 31, 2004, including the notes to the financial statements of the Purchaser for its fiscal period then ended, neither the Purchaser nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 2004 which would not, individually or in the aggregate, constitute a Material Adverse Effect.

        (4)    None of the information to be supplied by the Purchaser for inclusion or incorporation by reference in the Offer Documents will, at the time of the mailing of the Offer Documents, contain any misrepresentation (as defined in the OSA).

2.5   Ownership of Shares

        The Purchaser, together with its associates and affiliates, is the registered or beneficial owner of, or directly or indirectly exercises control or direction over 105,759,100 Common Shares. No person is acting jointly or in concert with the Purchaser in connection with the Offer. In addition, the Purchaser has not entered into an agreement or made arrangements of any kind (other than this Agreement) to acquire Shares.

2.6   Noranda Common Shares

        The Noranda Common Shares, once issued in exchange for the Common Shares, will be fully-paid and non-assessable.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to the Purchaser that:

3.1   Corporate Organization

        The Company is a company duly incorporated and validly existing under the OBCA and has all necessary corporate power, authority, capacity and right to enter into this Agreement and to complete the transactions contemplated hereby.

3.2   Capitalization

        The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date hereof, there are 180,084,348 Common Shares, 89,835 Preferred Shares, Series 1 and 7,910,165 Preferred Shares, Series 2 issued and outstanding. As at the date hereof, up to a maximum of 2,644,584 Common Shares may be issued pursuant to outstanding stock option entitlements. Except as described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Company or any of its subsidiaries to issue or sell any shares of any capital stock of the Company or any of its subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of the Company, any of its subsidiaries or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any subsidiaries.

3.3   Enforceability of Agreement

        The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legally valid and binding agreement enforceable by the Purchaser against the Company in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

3.4   Public Disclosure

        (1)    The Company has complied in all material respects with its obligations to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities (collectively, the "Company Reports"), each of which Company Report complied in all material respects with the applicable requirements of the Securities Laws, as in effect on the date so filed. None of such Company Reports (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) or any other document when filed pursuant to the Securities Laws contained any material misrepresentation (as defined in the OSA).

        (2)    The audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal years ended December 31, 2004 and December 31, 2003 which have previously been furnished to the Purchaser, have been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its subsidiaries at the dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

        (3)    Except as and to the extent set forth on or contemplated by the consolidated balance sheet of the Company and its subsidiaries at December 31, 2004, including the notes to the financial statements of the Company for its fiscal period then ended, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 2004 which would not, individually or in the aggregate, constitute a Material Adverse Effect.

        (4)    None of the information to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, at the time of the mailing of the Offer Documents, contain any misrepresentation (as defined in the OSA).

3.5   Fairness Opinion

        The Company has received an opinion from its financial advisors, TD Securities Inc., that, as of the date hereof, the consideration received pursuant to the Offer is fair, from a financial point of view, to Shareholders and has received a valuation of the consideration payable under the Offer from such advisors in compliance with applicable Securities Laws.

ARTICLE 4

COVENANTS

4.1   Conduct of Business of the Company

        The Company covenants and agrees that, during the period from the date of this Agreement to the time (the "Effective Time") the Shares are taken up by the Purchaser as contemplated herein, the Company shall conduct its business only in, and not take or omit to take any action except in, the usual, ordinary and regular course of business and consistent with past practice and the Company shall not take any action that would be inconsistent with the successful completion of the Offer, subject always to the compliance by the Board with its fiduciary obligations.

4.2   Board of Directors

        At the Effective Time, the Company shall cooperate with the Purchaser in taking such action as may be necessary to ensure that the Board of the Company is comprised of directors selected by the Purchaser. The Purchaser agrees in such event to take such action as may be necessary as soon as practicable following the Effective Time to ensure that the Board of Directors of the Purchaser is comprised of the directors listed on Schedule C attached hereto.

4.3   Further Action; Reasonable Best Efforts

        Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including:

  (a)
  cooperation in the preparation and filing of the Offer Documents and the Directors' Circular and any regulatory and governmental, filings or submissions and any amendments to any such filings; and

  (b)
  to diligently make all required regulatory filings and applications and to obtain all licences, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfil the conditions to the Offer.

4.4   Take Up and Payment

        Subject to the terms and conditions hereof, the Purchaser agrees to take up the Shares deposited under the Offer as soon as possible and in any event within 3 business days of the expiry of the Offer and to issue the appropriate number of Noranda Common Shares as payment in accordance with the terms of the Offer and applicable Securities Laws.

4.5   Increase in Consideration

        The Purchaser covenants that, in the event the Purchaser increases the consideration per Share offered under the Offer (but for greater certainty, excluding any greater consideration paid as a result of any proceeding in respect of fair value under the OBCA or any other Subsequent Acquisition Transaction), the Purchaser will pay such increased consideration to each Shareholder in respect of all Shares tendered, notwithstanding that such Shares have previously been taken up and paid for by the Purchaser.

4.6   Option Plans

        The Offer will be made only to acquire Shares. The Purchaser will not offer to acquire any options to purchase Shares existing under outstanding stock option entitlements. Holders of exercisable options who wish to tender into the Offer must first exercise such options and then tender the Shares acquired on such exercise. If the Purchaser takes up and pays for Shares under the Offer, the Subsequent Acquisition Transaction will be structured in a manner, or the Purchaser will take such other action as may be available, so that the holders of any unexercised options will, pursuant to the terms thereof, receive Noranda Common Shares upon the proper exercise of Company options. The number of Noranda Common Shares so issued and the exercise price will reflect the exchange ratio used in the Offer.

4.7   Directors' and Officers' Insurance

        From and after the Effective Time, the Purchaser shall indemnify and hold harmless all past and present officers and directors of the Company in the same manner and to the same extent such persons are indemnified as of the date of this Agreement by the Company pursuant to applicable law, the articles and by-laws of the Company and any indemnity agreements between such persons and the Company for acts or omissions occurring on or prior to the Effective Time.

        The Purchaser shall use reasonable efforts to secure and/or continue paying all premiums for directors' and officers' insurance coverage for the Company's current and former directors and officers on a seven year "trailing" (or "run off") basis. If a trailing policy is not available at a reasonable cost (a "reasonable cost" being not greater than the estimated cost of providing the coverage referred to in this and the next sentence), then from the Effective Time and ending three years after the Effective Time, the Purchaser shall cause the Company or any successor to the Company to maintain the Company's current directors' and officers' insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof for all current and former directors and officers of the Company, covering claims made prior to or within three years after the Effective Time. Further, the Purchaser agrees that after the expiration of that three year period, the Purchaser shall use its reasonable efforts to cause such directors and officers to be covered under the Purchaser's then existing directors' and officers' insurance policy, provided such coverage can be obtained at a reasonable cost to the Purchaser.

        If the Purchaser or any of its successors or assigns (i) shall consolidate with, amalgamate with or merge into any other corporation or entity or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, the Purchaser shall make proper provision for the successors and assigns of the Purchaser to assume all of the obligations set forth in this Section 4.7.

4.8   Transfer Agent

        The Company will consent to its transfer agent mailing the Offer Documents to the Shareholders and to acting as depository under the Offer.

ARTICLE 5

TERMINATION, AMENDMENT AND WAIVER

5.1   Termination

        This Agreement shall terminate at the Effective Time and may be earlier terminated at any time prior to the Effective Time:

  (a)
  by the Company or the Purchaser if any court of competent jurisdiction or other governmental body located or having jurisdiction within Canada shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and non-appealable; provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such position;

  (b)
  by the Company, when not in default in the performance of its material obligations under this Agreement, if: (i) the Offer has not been made by the Offer Deadline; (ii) the Offer (or any amendment thereto other than as specifically contemplated by Schedule B hereto or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with the description in Schedule B or any amendment thereof that has been mutually agreed to by the parties; (iii) the Purchaser has not become legally obligated to accept and take-up the Shares deposited under the Offer on or before the Outside Date, or any extension thereof as contemplated by Section 1.1(2); (iv) the Offer has been terminated, withdrawn or expires; (v) there shall have been a material breach of any representation or warranty on the part of the Purchaser contained herein; or (vi) there shall have been a material breach of any covenant or agreement on the part of the Purchaser contained herein provided that the Company has given the Purchaser written notice of such breach and the Purchaser has failed to remedy such breach within five business days of such notice; and

  (c)
  by the Purchaser, when not in default in the performance of its material obligations under this Agreement, if: (i) the Purchaser determines, acting reasonably, prior to the Offer Deadline that any condition to the Offer will not be satisfied or waived prior to the Outside Date; (ii) any condition of the Offer has not been satisfied or waived on the expiry of the Offer; (iii) there shall have been a material breach of any representation or warranty on the part of the Company contained herein (for this purpose, a material breach is a breach that, individually or in the aggregate, constitutes a Material Adverse Effect); (iv) there shall have been a breach of any covenant or agreement on the part of the Company contained herein provided that the Purchaser has given the Company written notice of such breach and the Company has failed to remedy such breach within five business days of such notice; or (v) the Board shall have withdrawn or modified (including by amendment of the Directors' Circular) in a manner determined by the Purchaser to be adverse to the Purchaser its approval or recommendation of the Offer, this Agreement or the transactions contemplated hereby or shall have approved or recommended a Transaction Proposal, or shall have resolved to effect any of the foregoing.

5.2   Effect of Termination

        In the event of the termination of this Agreement pursuant to Section 5.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or their respective shareholders, officers or directors except as expressly provided herein, provided, however, that nothing herein shall relieve any party from liability for any breach of any provision of this Agreement that occurred on or before the date of such termination.

5.3   Waiver

        At any time prior to the Effective Time, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such party; and (c) waive compliance with any of the agreements or conditions contained herein that are for the benefit of such party. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE 6

GENERAL PROVISIONS

6.1   Non-Survival of Representations, Warranties and Agreements

        The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 5.1, as the case may be, except as set forth in Section 5.2.

6.2   Third Party Beneficiaries

        Notwithstanding anything else in this Agreement, the provisions of Section 4.7 shall survive the consummation of the transactions contemplated by this Agreement after the Effective Time and are (i) intended to be for the benefit of, and shall be enforceable by, each of the employees, officers and directors of the Company and their respective heirs and representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.3   Notices

        Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and given by delivering or sending it by telecopy or other similar electronic form of communication confirmed by overnight courier addressed:

(a)	if to the Purchaser:
Noranda Inc. 181 Bay Street, Suite 200 Toronto, ON M5J 2T3
	Attention:	Derek Pannell
	Facsimile No.:	416-982-7242
	Telephone No.:	416-982-7243
with a copy to the Purchaser's Counsel at:
McCarthy Tétrault LLP 4700, Toronto Dominion Bank Centre Toronto, ON M5K 1E6
	Attention:	Garth M. Girvan
	Facsimile No.:	416-868-0673
	Telephone No.:	416-601-7574
(b)	if to the Company:
Falconbridge Limited 181 Bay Street, Suite 200 Toronto, ON M5J 2T3
	Attention:	Aaron Regent
	Facsimile No.:	416-956-5719
	Telephone No.:	416-956-5707
with a copy to:
Goodmans LLP 250 Yonge Street, Suite 2400 Toronto, ON M5B 2M6
	Attention:	Lawrence Chernin
	Facsimile No.:	416-979-1234
	Telephone No.:	416-597-5903

Any such notice, direction or other instrument given as aforesaid shall be deemed to have been effectively given, if sent by telecopier or other similar electronic form of communication on the business day such transmission is received or, if delivered, to have been received on the date of such delivery. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address. Failure to send or deliver a copy of a notice to any of the counsel required to be provided with a copy of such notice by this Section shall invalidate such notice.

6.4   Rules of Construction

        The words "included", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

6.5   Severability

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.6   Entire Agreement; Assignment

        This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that the Purchaser may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of the Purchaser; provided however that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations.

6.7   Time

        Time shall be of the essence of this Agreement.

6.8   Currency

        All sums of money referred to in this Agreement shall mean Canadian funds.

6.9   Amendments

        This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10 Counterparts

        This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission. This Agreement may be executed by facsimile signature, and execution thereby will constitute an original hereof.

6.11 Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.12 Submission to Jurisdiction

        The parties hereto irrevocably submit to the nonexclusive jurisdiction of the courts of the Province of Ontario solely in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated herein, and hereby waive, and agree not to assert, as a defence in any action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that final judgment in any suit, action or proceeding brought in such a court shall be conclusive and binding upon the parties and may be enforced in any other court of the jurisdiction of which a party is subject by a suit upon such judgment, provided that service of process is effected upon the parties in a manner permitted by law; provided, however, that the parties do not waive, and the foregoing provisions of this clause shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

6.13 Public Statements

        Neither the Purchaser nor the Company or their respective directors, officers, employees or representatives shall make any public statement or announcement with respect to the Offer or this Agreement that is inconsistent with the terms and conditions of the Offer or this Agreement. All press releases with respect to this Agreement shall require the approval of the Purchaser and the Company, unless otherwise required by law. Except as otherwise agreed, no public statements shall be made with respect to the Offer or this Agreement except in accordance with Section 1.1.

        IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

NORANDA INC.
By:	/s/ DEREK PANNEL
Name: Derek Pannel
Title: President and Chief Executive Officer
FALCONBRIDGE LIMITED
By:	/s/ AARON REGENT
Name: Aaron Regent
Title: President and Chief Executive Officer

SCHEDULE "A"
DEFINITIONS

1.
"affiliate" has the meaning ascribed thereto in the OBCA;

2.
"associate" has the meaning ascribed thereto in the OBCA;

3.
"Brascan" means Brascan Corporation.

4.
"business day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Toronto, Canada are authorized or required by law, regulation or executive order to close.

5.
"Canadian generally accepted accounting principles" shall mean the generally accepted accounting principles in Canada from time to time approved by the Canadian Institute of Chartered Accountants.

6.
"Common Shares" means the common shares in the capital of the Company.

7.
"Compulsory Acquisition" means the acquisition by the Purchaser, pursuant to Section 188 of the OBCA, of the remainder of the Shares not tendered to the Offer.

8.
"Issuer Bid" means the offer by the Purchaser to its shareholders to exchange Noranda Common Shares for Noranda Preferred Shares, the significant terms of which are described at Schedule "D".

9.
"Material Adverse Effect" in respect of any person, means any condition, event or development which is, or could reasonably be expected to result in or represent, a material adverse effect or material adverse change (or any condition, event or development involving a prospective material adverse change) individually or in the aggregate on or in the business, affairs, operations, assets, capitalization, financial condition, rights, results of operations, or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of such person or its subsidiaries considered as a whole other than any matter, condition, event, development, or action relating to (A) the global or North American economy including general, political, financial or economic conditions or securities markets in general, including any reduction in any major market indices or (B) the announcement or pendancy of the transactions contemplated hereby or (C) changes in laws of general applicability or interpretation of those laws by any governmental authority. For the purposes of interpreting the term "Material Adverse Effect", a decrease in the market price or trading volume of the Shares will not constitute a "Material Adverse Effect" in respect of the Company unless such decrease is attributable to or arises as a consequence of any change, effect, event or occurrence that would otherwise be a Material Adverse Effect in relation to the Company and the Purchaser acknowledges that, as of the date of this Agreement, it is not aware of any Material Adverse Effect as a result of its review of the disclosure in the Company's data room made available to it, and disclosure otherwise made available through discussions with the Company and its representatives or other inquiries on or before the date of this Agreement.

10.
"Minimum Tender Condition" means the condition to the Offer set forth as (a) in paragraph 3 of Schedule "B".

11.
"Noranda Common Shares" means the common shares in the capital of the Purchaser.

12.
"Noranda Preferred Shares" means the Series 1, 2 and 3 preferred shares in the capital of the Purchaser.

13.
"NYSE" means The New York Stock Exchange.

14.
"OBCA" means the Business Corporations Act (Ontario).

15.
"OSA" means Securities Act (Ontario).

16.
"Outside Date" means May 31, 2005.

17.
"TSX" means the Toronto Stock Exchange.

18.
"Transaction Proposal" means any proposal or offer from any other person, corporation, partnership or other business organization whatsoever (including any of the Company's officers or directors) relating to any recapitalization, merger, amalgamation, acquisition or other business combination involving the Company or any of its subsidiaries or any proposal or offer from any such person to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

SCHEDULE "B"
TERMS OF THE OFFER

1.     General Terms

        The Offer shall be made by a circular bid to all shareholders and prepared in compliance with the OSA and other applicable provincial securities laws. Subject to Section 1.1(1), the Offer shall be open for an initial period of at least thirty-five (35) days (calculated in accordance with the OSA) or such longer period as may be required to satisfy all of the conditions set forth in paragraph 3 below and the terms of this Agreement.

        Upon the terms and subject to the conditions of the Offer, the Purchaser will exchange all Shares of the Company deposited and not withdrawn under the Offer as required by applicable securities laws and in accordance with Section 4.4.

        Unless the Offer is withdrawn, Shares may be deposited pursuant to the Offer at any time prior to the close of business on the date of the first exchange of Shares. Any Shares deposited pursuant to the Offer may be withdrawn until exchanged.

        The Purchaser shall have the right to vary the terms of the Offer to:

  (a)
  increase the consideration offered for the Shares;

  (b)
  extend the expiry date of the Offer on two separate occasions; or

  (c)
  waive conditions to the Offer (except that set forth as (a) in paragraph 3 below).

        and shall otherwise not vary the Offer without the consent of the Company.

2.     Price of the Offer.

        The Offer shall be made on the basis of 1.77 Noranda Common Shares (but without issuing fractional shares; entitlements to fractional shares will be paid in cash) per Share.

3.     Conditions of the Offer.

        The Offer shall be subject to the following conditions:

        Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for exchange or exchange any Shares tendered and may terminate, amend or cancel the Offer or may postpone the exchange of Shares tendered, if at any time on or after March 8, 2005 and at or before the exchange of any such Shares for Noranda Common Shares, any of the following events shall have occurred:

        (a)    at the Expiry Time, the number of Shares tendered (or deemed tendered) and not withdrawn under the Offer is not sufficient to enable the Purchaser to complete a second stage business combination in accordance with applicable securities laws;

        (b)    there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange of some or all of the Shares by the Purchaser, the issuance of the Noranda Common Shares in exchange therefor or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Purchaser, acting reasonably, has or may have a material adverse effect on the trading in, or the value of, the Shares or on the business, properties, condition (financial or otherwise), income, assets, liabilities, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or has or may materially impair the contemplated benefits of the Offer to the Purchaser and its subsidiaries taken as a whole (a "Material Adverse Effect"); or

        (c)    there shall (i) have been any approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed (and likely to be enacted), sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, the Purchaser or any of its subsidiaries by any court, government, governmental authority or regulatory or administrative agency in any jurisdiction, or (ii) be any other prohibition at law, that, in the sole judgment of the Purchaser, acting reasonably, might result directly or indirectly in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Offer; or

        (d)    there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity, or the escalation of any existing war, armed hostilities or other international or national calamity, directly or indirectly involving Canada or the United States, that, in the sole judgment of the Purchaser, acting reasonably, materially adversely affects or will materially adversely affect the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; (iv) any significant decrease in the market price of the Shares since the close of business on the date preceding the date of this Offer if such decrease has disproportionately affected the Company as compared to other senior publicly traded mining companies listed on the TSX; (v) any change in the general political, market, economic or financial conditions that, in the sole judgment of the Purchaser, acting reasonably, has or may have a Material Adverse Effect; or

        (e)    any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations, or results of operations of the Company or its subsidiaries that, in the sole judgment of the Purchaser, acting reasonably, has or may have a Material Adverse Effect, provided that such change or changes do not generally affect other senior mining companies listed on the TSX; or

        (f)    the Purchaser has not taken up any Noranda Common Shares under the Issuer Bid; or

        (g)    the Purchaser shall not have received all necessary regulatory approvals from government bodies, regulatory agencies or the Stock Exchanges and exemption orders for the Offer under applicable securities legislation in Canada; or

        (h)    any change shall have occurred or been proposed to the Income Tax Act (Canada) or to the published administrative policies of the Canada Customs and Revenue Agency that, in the sole judgment of the Purchaser, acting reasonably, is detrimental to the Purchaser or adversely affects the tax consequence of the Offer for shareholders, generally; or

        (i)    the Purchaser shall have determined, in its sole judgment, acting reasonably, that the Offer, if completed, has or may have a Material Adverse Effect; or

        (j)    the Purchaser will have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company after March 8, 2005 with any regulatory authority in Canada or elsewhere; or

        (k)    the Purchaser will have become entitled to terminate this support agreement with the Company in accordance with its terms.

SCHEDULE "C"
BOARD OF DIRECTORS

        David W. Kerr

        Jack L. Cockwell

        J. Bruce Flatt

        A. L. (Al) Flood

        Maureen Kempston Darkes

        André Bérard

        James McCutcheon

        Alex Balogh

        George Myhal

        Robert J. Harding

        Derek G. Pannell

        Norman Gish

        Edmund King

        Neville Kirchmann

        Mary Mogford

        David Race

        James Wallace

SCHEDULE "D"
TERMS OF THE ISSUER BID

1.     General Terms

        The Issuer Bid shall be made by issuer bid circular to all common shareholders of the Purchaser and prepared in compliance with the OSA and other applicable securities laws. Subject to Section 1.1(2), the Issuer Bid shall be open for an initial period of at least thirty-five (35) days (calculated in accordance with the OSA) or such longer period as may be required to satisfy all of the conditions set forth in paragraph 3 below.

        Upon the terms and subject to the conditions of the Issuer Bid, the Purchaser will exchange up to 63,377,140 Noranda Common Shares deposited and not withdrawn under the Issuer Bid as required by applicable securities laws, subject to proration, in exchange for US$1.25 billion aggregate principal amount of preferred shares. The preferred shares will consist of three series of junior preference shares in tranches of US$500 million, US$500 million and US$250 million. If the preferred shares are created out of the existing class of senior preferred shares, the three series will be designated as Series J, Series K and Series L. If the preferred shares are created out of the new class of junior preference shares, the three series will be designated as Series 1, Series 2 and Series 3.

        The Purchaser shall have the right to extend or vary the terms of the Issuer Bid, but shall give notice of any such change at least five business days prior to the expiry of the Issuer Bid, as the same may be extended.

        Unless the Issuer Bid is withdrawn, Noranda Common Shares may be deposited pursuant to the Issuer Bid at any time prior to the close of business on the date of the first take-up of or payment for Noranda Common Shares. Any Noranda Common Shares deposited pursuant to the Issuer Bid may be withdrawn until exchanged.

2.     Price of the Issuer Bid

        The Issuer Bid shall be made on the basis of approximately 0.789 preferred shares (proportionately from each series of preferred shares to be issued, but without the requirement to issue fractional shares; entitlements to fractional shares will be paid in cash) per Noranda Common Share.

3.     Conditions to the Issuer Bid

        The Issuer Bid shall be subject to the following conditions:

        Notwithstanding any other provision of the Issuer Bid, the Purchaser shall not be required to accept for exchange or exchange any Noranda Common Shares and may terminate, amend or cancel the Issuer Bid or may postpone the exchange of any Noranda Common Shares tendered if, at any time on or after March 8, 2005 and at or before the exchange of any such Noranda Common Shares for preferred shares, any of the following events shall have occurred:

        (a)    there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange of some or all of the Noranda Common Shares by the Purchaser, the issuance of the preferred shares in exchange therefor or otherwise directly or indirectly relating in any manner to or affecting the Issuer Bid, or (ii) that otherwise, in the sole judgment of the Purchaser, acting reasonably, has or may have a material adverse effect on value of, or trading in, the Noranda Common Shares or on the business, properties, condition (financial or otherwise), income, assets, liabilities, operations, results of operations or prospects of the Purchaser and its subsidiaries, taken as a whole (a "Material Adverse Effect"), or has or may materially impair the contemplated benefits of the Issuer Bid to the Purchaser and its subsidiaries taken as a whole; or

        (b)    there shall (i) have been any approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed (and likely to be enacted), sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Issuer Bid, the Purchaser or any of its subsidiaries by any court, government, governmental authority or regulatory or administrative agency in any jurisdiction, or (ii) be any other prohibition at law, that, in the sole judgment of the Purchaser, acting reasonably, might result directly or indirectly in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Issuer Bid; or

        (c)    there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity, or the escalation of any existing war, armed hostilities or other international or national calamity, directly or indirectly involving Canada or the United States, which, in the sole judgment of the Purchaser, acting reasonably, materially adversely affects or will materially adversely affect the financial markets or the business, operations or affairs of the Purchaser and its subsidiaries, taken as a whole; (iv) any change in the general political, market, economic or financial conditions that has or may have a Material Adverse Effect other than a change relating to these conditions generally and not specifically to the Purchaser and its subsidiaries; or

        (d)    any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of the Purchaser or its subsidiaries that, in the sole judgment of the Purchaser, acting reasonably, has or may have a Material Adverse Effect, provided that (i) the outcome to the Offer shall not be considered such a change, and (ii) such change or changes do not generally affect other senior mining companies listed on the TSX; or

        (e)    the Purchaser shall not have received all necessary regulatory approvals from government bodies, regulatory agencies or any stock exchange; or

        (f)    any change shall have occurred or been proposed to the Income Tax Act (Canada) or to the published administrative policies of the Canada Customs and Revenue Agency that, in the sole judgment of the Purchaser, acting reasonably, is detrimental to the Purchaser or adversely affects the tax consequences of the Issuer Bid for holders of Noranda Common Shares, generally; or

        (g)    at the Expiry Time, fewer than 63,377,140 Noranda Common Shares have been tendered (or deemed to have been tendered) and not withdrawn by Brascan and its affiliates under the Offer.

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SUPPORT AGREEMENT
ARTICLE 1 THE OFFER
ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 4 COVENANTS
ARTICLE 5 TERMINATION, AMENDMENT AND WAIVER
ARTICLE 6 GENERAL PROVISIONS
SCHEDULE "A" DEFINITIONS
SCHEDULE "B" TERMS OF THE OFFER
SCHEDULE "C" BOARD OF DIRECTORS
SCHEDULE "D" TERMS OF THE ISSUER BID